Press Release

For immediate release	Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com

Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-169119 May 18, 2012

BARCLAYS ISSUES INVESTOR GUIDANCE ON iPATH® DOW JONES-UBS NATURAL GAS SUBINDEX TOTAL RETURNSM EXCHANGE TRADED NOTES (TICKER: GAZ)

New York, May 18, 2012 – Barclays Bank PLC (“Barclays”) announced an investor guidance notification today regarding the iPath® Dow Jones-UBS Natural Gas Subindex Total ReturnSM Exchange Traded Notes (the “ETNs”). The ETNs currently trade on the NYSE Arca stock exchange under the ticker symbol “GAZ”.

Barclays previously announced the temporary suspension of further issuances of the ETNs on August 21, 2009. As described in that press release and also in the pricing supplement relating to the ETNs, the limitations on issuance and sale implemented could from time to time cause an imbalance of supply and demand in the secondary market for the ETNs, which may cause the ETNs to trade at a premium or discount in relation to their indicative value.

Recently, there has been a persistent and material premium in the trading price of the ETNs on the exchange in relation to their intraday indicative value. From January 31, 2012 to May 17, 2012, the indicative value decreased by approximately 19% from $3.02 to $2.46 per ETN, while the closing price of the ETNs on the exchange increased by approximately 18% from $3.13 to $3.69 per ETN. The closing price of the ETNs on the exchange as of May 17, 2012 reflected a 50% premium to current indicative value.

Due to likely continued fluctuations in this premium, Barclays believes that the ETNs are currently not suitable for most investors and will not track the price of the underlying natural gas futures index in a consistent manner.

Investors considering any purchase of the ETNs should be aware of the fact that the intra-day market prices of the ETNs on the exchange could be significantly higher than the intraday indicative value of the ETNs as calculated with reference to the level of the underlying index, minus an investor fee.

The secondary market for the ETNs has been volatile and unpredictable, and investors should not assume that the ETNs will continue to trade at a premium in relation to their intraday indicative value.

Daily redemptions at the option of the holders of the ETNs continue to stay open. The pricing supplement relating to the ETNs can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.iPathETN.com.

Barclays Bank PLC is the issuer of iPath® ETNs and Barclays Capital Inc. is the issuer’s agent in the distribution. Barclays Bank PLC and Barclays Capital Inc. have retained the services of BlackRock Investments, LLC, a member of FINRA, to promote the ETNs and provide certain services relating to the ETNs.

Press Release

For immediate release	Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com

About Barclays

Barclays moves, lends, invests and protects money for customers and clients worldwide. With over 300 years of history and expertise in banking, we operate in over 50 countries and employ over 140,000 people. We provide large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Our clients also benefit from access to the breadth of expertise across Barclays. We’re one of the largest financial services providers in the world, and are also engaged in retail banking, credit cards, corporate banking, and wealth and investment management. Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC.

iPath ETNS

For further information about the iPath ETNs go to: http://www.iPathETN.com.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

Concentration Risk: Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

Press Release

For immediate release	Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (“CME Indexes”), and UBS Securities LLC (“UBS Securities”), and have been licensed for use. “Dow Jones®,” “DJ,” “Dow Jones Indexes”, “UBS”, “Dow Jones-UBS Commodity IndexSM”, “DJ-UBSCISM”, “Dow Jones-UBS Commodity Index Total ReturnSM”, “Dow Jones-UBS Natural Gas Subindex Total ReturnSM” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, have been licensed to CME Indexes and have been sub-licensed for use for certain purposes by Barclays Bank PLC. The ETNs based on the indices are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, CME Indexes, or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the ETNs based on the indices or any member of the public regarding the advisability of investing in securities or commodities generally or in the ETNs based on any of the indices particularly.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-XXXX-MMYY

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

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